FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Higher QoQ net revenue and pretax income across all business divisions; First half three segment pretax income of Y89.2bn, up 79% YoY

•	Highest quarterly Retail net revenue and pretax income in six years; Record high recurring revenue, and recurring revenue cost coverage ratio higher at 56% on stringent cost controls

•	Strongest Investment Management business revenue since April 2021; AuM at record high of Y76.5trn on inflows into investment trust, investment advisory and international businesses

•	QoQ rebound in Wholesale performance driven by higher Investment Banking and Equities revenues

•	Second quarter ROE of 4.3%; First-half ROE of 3.6% and dividend of 8 yen per share

Tokyo, October 27, 2023—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2024.

Net revenue in the second quarter was 367.8 billion yen (US$2.5 billion)1, up 5 percent quarter on quarter and 16 percent year on year. Income before income taxes increased 23 percent from last quarter and 80 percent compared to the second quarter last year to 56.7 billion yen (US$379 million). Net income attributable to Nomura Holdings shareholders was 35.2 billion yen (US$236 million), up 51 percent quarter on quarter and 110 percent year on year.

For the six months to September, Nomura reported net revenue of 716.7 billion yen (US$4.8 billion), up 16 percent from the same period last year. Income before income taxes increased 138 percent to 103 billion yen (US$689 million), and net income attributable to Nomura Holdings shareholders was 58.6 billion yen (US$392 million), jumping 3.2 times from the same period last year.

“Three segment pretax income increased 79 percent year on year to 89.2 billion yen in the first half. In the second quarter, we reported higher net revenue and pretax income across all business segments as our strategic initiatives continued to deliver results,” said Kentaro Okuda, Nomura President and Group CEO.

“Retail reported a strong rebound in performance from last year. Flow revenues grew and recurring revenue reached a record high, reflecting a strategic increase in staff in the high net worth space in April.

“Investment Management booked its strongest business revenue since the division was formed. Assets under management reached a new high driven by continued net inflows into the investment trust, investment advisory and international businesses.

“While Wholesale booked stronger net revenue in Investment Banking and Equities, overall divisional performance declined on the back of a slowdown in international Fixed Income. We will continue to focus on our areas of competitive strength globally to enhance revenues and maintain disciplined cost control to improve our cost-income ratio.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 149.43 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2023. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“We remain committed to steadily progressing our business and delivering results. We will continue to build out our business platform to achieve ROE of 8 to 10 percent over the medium term.”

Divisional Performance

Retail

(billions of yen)	FY2023/24 Q2	QoQ	YoY
Net revenue	98.9	7%	36%
Income (loss) before income taxes	29.0	27%	5.3x

Retail reported net revenue of 98.9 billion yen, increasing 7 percent quarter on quarter and 36 percent from the same period last year. Income before income taxes was 29.0 billion yen, up 27 percent quarter on quarter and 5.3 times year on year.

First half Retail performance rebounded strongly, benefiting from a realignment of the organization to better meet the needs of clients coupled with the stock market rally.

In the second quarter, the number of flow business clients increased significantly from the previous year following a realignment of teams to better serve clients. Total sales increased driven by Japanese equities and investment trusts, while flow revenue was stronger quarter on quarter. Recurring revenue was at a record high and recurring revenue cost coverage ratio was higher at 56% due to stringent cost control.

Investment Management

(billions of yen)	FY2023/24 Q2	QoQ	YoY
Net revenue	45.1	70%	72%
Income (loss) before income taxes	23.2	6.4x	4.2x

Investment Management net revenue was 45.1 billion yen, up 70 percent quarter on quarter and 72 percent year on year. Income before income taxes was 23.2 billion yen, 6.4 times higher than the previous quarter and 4.2 times higher year on year.

2

Investment Management assets under management reached a record high of 76.5 trillion yen, lifted by continued net inflows into the investment trust, investment advisory and international businesses. As a result, the division reported its strongest business revenue since it was established in April 2021. Investment gain/loss improved, contributing to a significant quarter on quarter rebound in divisional net revenue and pretax income.

Wholesale

(billions of yen)	FY2023/24 Q2	QoQ	YoY
Net revenue	204.1	7%	-1%
Income (loss) before income taxes	8.3	3.9x	-59%

Wholesale booked net revenue of 204.1 billion yen, higher by 7 percent quarter on quarter but down 1 percent year on year. Income before income taxes was 8.3 billion yen, 3.9 times higher than last quarter but down 59 percent from the previous year.

Despite booking an increase in Investment Banking and Equities net revenue, first half Wholesale net revenue dipped slightly as market uncertainty led to slower Fixed Income performance mainly in Rates and FX/EM.

In the second quarter, Wholesale reported stronger net revenue driven by higher Equities revenues in Japan, AEJ and the Americas, while Investment Banking revenues grew on the back of Japan-related ECM and Advisory transactions. Yen depreciation contributed to an increase in divisional expenses.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2023 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 27, 2023—Nomura Holdings, Inc. today announced that it has declared a dividend of 8 yen per share to shareholders of record as of the end of September 2023. The dividend will be paid on December 1, 2023.

Cash Dividends

	FY2023/24 Q2	Recent dividend forecast	FY2022/23 Q2
Record date	September 30, 2023	—	September 30, 2022
Dividend per share	Y8.0	—	Y5.0
Total dividends	Y24,115 million	—	Y15,008 million
Payment date	December 1, 2023	—	December 1, 2022
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2021/22	Y8.0	Y14.0	Y22.0
FY2022/23	Y5.0	Y12.0	Y17.0
FY2023/24	Y8.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.